Exhibit 4.1

DESCRIPTION OF SECURITIES

OneMedNet Corporation (“we,” “us,” “our,” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.0001 per share (“Common Stock”), and warrants, each whole warrant exercisable to purchase one share of Common Stock at an exercise price of $11.50 (the “Warrants”). The following summary of the material terms of the Company’s securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Certificate of Incorporation and Bylaws in their entirety for a complete description of the rights and preferences of Company’s securities as well as the Delaware General Corporation Law, as amended (the “DGCL”).

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 10-K to which this Description of Securities is an exhibit.

General

The rights of OneMedNet stockholders are governed by Delaware law, OneMedNet’s Certificate of Incorporation (the “Charter”) and OneMedNet’s Bylaws (the “Bylaws”). The following description of the terms of the OneMedNet’s capital stock is not complete and is qualified in its entirety by reference to the applicable provisions of Delaware law as well as the Charter and Bylaws, incorporated by reference to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part (the “Annual Report”). Capitalized terms used herein but not otherwise defined shall have the meaning as set forth in the Annual Report.

Authorized and Outstanding Stock

Our authorized capital stock, each with a par value of $0.0001 per share, is 101,000,000 shares, consisting of (a) 100,000,000 shares of common stock (the “Common Stock”), and (b) 1,000,000 shares of preferred stock (the “Preferred Stock”).

Common Stock

As of March 20, 2024, there are 23,572,232,230 shares of Common Stock outstanding. All shares of Common Stock are fully paid and non-assessable.

Voting rights. Each holder of Common Stock is entitled to one vote for each share of Common Stock held of record by such holder on all matters submitted to a vote of the stockholders. Holders of Common Stock will vote together as a single class on all matters. Except as expressly required by law, holders of common stock, as such, will not be entitled to vote on any amendment to the Charter (including any certificate of designation) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof).

Dividend rights. The holders of Common Stock will be entitled to the payment of dividends and other distributions of cash, stock or property on the Common Stock when, as and if declared by the board of directors in accordance with law.

Rights upon liquidation. In the event of any liquidation, dissolution or winding up, whether voluntary or involuntary, our funds and assets that may be legally distributed to our stockholders will be distributed among the holders of the then-outstanding shares of Common Stock pro rata in accordance with the number of shares held by each such holder.

Other rights. The holders of Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of any shares of the preferred stock we may issue in the future.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of NASDAQ. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Business Combinations. OneMedNet will not be governed by Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, OneMedNet will not be subject to any anti-takeover effects of Section 203. Nevertheless, the Charter contains provisions that will have a similar effect to Section 203, which will take effect from and after the Restriction Effective Time, except that such restrictions on business combinations shall not apply to any interested stockholder that became such prior to the Restriction Effective Time.

Stockholder Action; Special Meetings of Stockholders. The Charter provides that stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of OneMedNet’s capital stock would not be able to amend our bylaws or remove directors without holding a meeting of stockholders called in accordance with our bylaws. Further, the Charter provides that special meetings of our stockholders may be called, for any purpose or purposes, at any time only by or at the direction of our board of directors, the chairperson of OneMedNet’s board of directors or the Chief Executive Officer, and will not be called by any other person or persons. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of OneMedNet’s capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations. In addition, our Bylaws established an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (i) specified in a notice of meeting given by or at the direction of our board of directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors, or (iii) otherwise properly brought before the meeting by a stockholder who (a) was a stockholder on the date of giving the notice, on the record date for the determination of the stockholders entitled to vote at the meeting and at the time of the meeting, (b) entitled to vote at the meeting, and (c) has complied with the advance notice procedures specified in our Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Stockholders may not nominate persons for election to our board of directors at any special meeting of stockholders.

Further, for business and nominations of persons for election to the board of directors to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary and (ii) provide any updates or supplements to such notice at the times and in the forms required by the Bylaws.

To be timely, a stockholder’s notice must be received in accordance with an “Acceptable Delivery Method” not earlier than the 120th day, and not later than the 90th day, prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is more than 30 days earlier or delayed (other than as a result of adjournment or recess) by more than 60 days later than such anniversary date, or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, such stockholders’ notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of (1) the 90th day prior to such annual meeting and (2) the 10th day following the day on which public disclosure of the date of such annual meeting is first made by the Company (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations properly brought before a meeting of stockholders. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws. Our Bylaws may be amended or repealed by a majority vote of the board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of the board of directors and at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of the Charter.

Quorum

Our Bylaws provide that, at any meeting of the board of directors, a majority of the total number of directors then in-office constitutes a quorum.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and Bylaws provide indemnification and advancement of expenses for the directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Charter and Bylaws include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, OneMedNet’s stockholders will have appraisal rights in connection with a merger or consolidation of OneMedNet. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in the Company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Forum Selection

The Charter provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any internal or intra-corporate claim or any action asserting a claim governed by the internal affairs doctrine as defined by the laws of the State of Delaware, including, but not limited to, (i) any derivative action or proceeding brought on behalf of OneMedNet; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of OneMedNet to OneMedNet or its stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Charter or the Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, will be a state court located within the State of Delaware (or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). Further, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder will be the federal district court for the District of Delaware (or if such court does not have jurisdiction over such action, any other federal district court) of the United States; provided that, if such forum is illegal, invalid or unenforceable, the sole and exclusive forum for any action asserting a cause of action arising under the Securities Act will be the Court of Chancery of the State of Delaware.

Transfer Restrictions

The A&R Registration Rights Agreement provides that OneMedNet Equityholders are subject to certain restrictions on transfers with respect to any New OneMedNet Holdings Common Units or shares of the Company’s common stock held by the OneMedNet Equityholders pursuant to a direct exchange or redemption of New OneMedNet Holdings Common Units pursuant to the New OneMedNet Holdings LLC Agreement. Pursuant to the A&R Registration Rights Agreement, such restrictions began at the Closing and, with respect to shares held by the OneMedNet Director Equityholders, end on the date that is the earlier of (a) one year after the Closing Date and (b) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s shareholders having the right to exchange their common stock for cash, securities or other property, and (ii) with respect the OneMedNet Officer Equityholders, end on the date that is the earlier of (a) 180 days after the Closing Date and (b) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of OneMedNet’s shareholders having the right to exchange their common stock for cash, securities or other property. Such restrictions with respect to the OneMedNet Officer Equityholders ended on December 4, 2022.

Trading Symbol and Market

Our Common Stock is listed on NASDAQ under the symbol “ONMD.”